Access Power
10033 Sawgrass Drive, West
Suite 100
Ponte Vedra Beach, FL 32082

June 19, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:
Access Power, Inc. Withdrawal of Registration Statement on Form SB-2 (File No. 333-58502) filed on April 6, 2001

Dear Sir or Madam:

Pursuant to a discussion between our counsel, Jan M. Davidson of Kilpatrick Stockton LLP, and Robert Bartelmes of the Staff, we hereby request withdrawal of the above referenced registration statement.

Please direct any questions to Ms. Davidson at 404-815-6483.

Sincerely,

/s/ Glenn Smith

Glenn Smith